UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CardConnect Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14141X108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141X108

1.	Names of Reporting Persons Rotation Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,555,685 (consists of warrants to purchase 5,555,685 shares)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,555,685 (consists of warrants to purchase 5,555,685 shares)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,685

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.2%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 14141X108

1.	Names of Reporting Persons Matthew Rothfleisch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,555,685 (consists of warrants to purchase 5,555,685 shares)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,555,685 (consists of warrants to purchase 5,555,685 shares)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,685

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The name of the issuer is CardConnect Corp. (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices The Company’s principal executive offices are located at 1000 Continental Drive, Suite 300, King of Prussia, PA.

Item 2.
(a)

Name of Person Filing
This statement is filed by:

(i)           Rotation Capital Management, LP, a Delaware limited partnership (the “Investment Manager”), with respect to the Shares (as defined in Item 2(d) below) directly held by Rotation Capital Credit Opportunities Fund, Ltd., a Cayman Islands exempted company (the “Rotation Fund”); and

(ii)          Mr. Matthew Rothfleisch (“Mr. Rothfleisch”) with respect to the Shares directly held by the Rotation Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The Investment Manager serves as the investment manager to the Rotation Fund. The general partner of the Investment Manager is Rotation Capital Partners, LLC (the “General Partner”).  Mr. Rothfleisch is the managing member of the General Partner. The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.  Mr. Rothfleisch expressly disclaims beneficial ownership of the Shares.

	(b)	Address of Principal Business Office or, if none, Residence The address of the business office of each of the Reporting Persons is 489 Fifth Avenue, 11th Floor, New York, NY 10017.
	(c)	Citizenship The Investment Manager is a Delaware limited partnership. Mr. Rothfleisch is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock, $0.001 par value (the “Shares”)
	(e)	CUSIP Number 14141X108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated based upon 28,751,331 Shares outstanding, which reflects the number of Shares outstanding as of November 14, 2016, as reported in the Company’s quarterly report on Form 10-Q filed on November 14, 2016.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 2.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

ROTATION CAPITAL MANAGEMENT, LP

By: ROTATION CAPITAL PARTNERS, LLC, its general partner

By:	/s/ Matthew Rothfleisch
Name: Matthew Rothfleisch
Title: Managing Member

/s/ Matthew Rothfleisch
Matthew Rothfleisch

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).